FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

           ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents Description

1.	Æterna Zentaris’ Interim Report –Second Quarter 2007 (Q2)

August 13, 2007

To Our Stockholders,

We made great strides on multiple fronts during the second quarter. Most importantly, we achieved a significant milestone with cetrorelix in BPH and added two high-caliber executives, bringing tremendous experience to the management team.

Patient dosing commenced for the first trial of our extensive Phase 3 program in BPH, and we will continue to focus our efforts and resources on expeditiously recruiting patients. Also regarding cetrorelix, we regained exclusive worldwide (ex-Japan) rights from Solvay Pharmaceuticals in all indications, including endometriosis. I view this positively, because we now have full control of the brand worldwide, excluding Japan. We are in the process of conducting an updated, comprehensive strategic analysis to determine the best way to maximize the value of this compound.

It is clear we have reached a critical inflection point in the evolution of the Company where the focus of bringing our flagship product candidate, cetrorelix, to market is undeniably our foremost priority. Success with cetrorelix has the potential to place Æterna Zentaris in a new growth category. The high-level expertise that Ellen McDonald, MBA, our new Senior Vice President, Business Operations and Chief Business Officer, as well as Nicholas J. Pelliccione, Ph.D., our new Senior Vice President, Regulatory Affairs and Quality Assurance, bring to the team will prove to be invaluable.

Our ability to successfully move other drugs through the pipeline was evidenced by the disclosure of positive results for our Phase 2 trial with ozarelix in BPH and the completion of patient recruitment for the Phase 2b trial in BPH with the same compound, being conducted in the U.S. and Canada by our partner Spectrum Pharmaceuticals. We also, along with our partner, Keryx Biopharmaceuticals, Inc., announced positive results for Phase 1 and Phase 2 trials with perifosine for the treatment of patients with advanced sarcoma as well as positive Phase 1 results with AEZS-108, our cytotoxic conjugate, in female patients with cancers expressing LHRH receptors.

Overall, I am pleased with our progress during the quarter. With recruitment underway for the first trial of the Phase 3 program for cetrorelix in BPH, our other clinical programs progressing very well and the addition of key executives to our team, we are able to focus on a rigorous strategic review of our product portfolio and business opportunities, and I am confident we will have a coherent plan, optimized for success to communicate to you in September.

In closing, on behalf of my colleagues and our Board of Directors, I thank you for your continued interest and support and look forward to communicating with you regularly regarding our progress over the year.

Sincerely,

Dave J. Mazzo, Ph.D.

President and Chief Executive Officer

Second Quarter 2007

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

The following analysis provides a review of the Company’s results of operations, financial condition and cash flows for the three-month and six-month periods ended June 30, 2007. In this Management’s Discussion and Analysis (MD&A), the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in Æterna Zentaris Inc.’s interim consolidated financial statements and related notes for the three-month and six-month periods ended on June 30, 2007 and 2006. Our consolidated financial statements are reported in United States dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian Generally Accepted Accounting Principals (GAAP). All amounts are in US dollars unless otherwise indicated.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a global biopharmaceutical company focused on endocrine therapy and oncology.

The company benefits from a self-sustaining, diversified pipeline, a secure financial position and a management team with substantial business experience and demonstrated success in developing, launching and marketing products.

We are focused on aggressively advancing our product development pipeline with a priority on our lead product candidates, cetrorelix, ozarelix and perifosine, as well as our promising, targeted earlier clinical-stage programs with high potential.

Key Developments for the Quarter Ended June 30, 2007

CORPORATE:

Two Key Management Positions Named – The Company bolstered its executive management team with the appointments of Ellen McDonald, MBA, Senior Vice President, Business Operations and Chief Business Officer, as well as Nicholas J. Pelliccione, Ph.D., Senior Vice President, Regulatory Affairs and Quality Assurance.

ADVANCING THE PIPELINE:

Cetrorelix – Early in the quarter, patient dosing commenced with the Company’s flagship product candidate, cetrorelix, its lead luteinizing hormone-releasing hormone (LHRH) antagonist compound, in the first study of its Phase 3 program in benign prostatic hyperplasia (BPH).  This efficacy study includes approximately 600 patients and is being conducted in the United States (U.S.) and Canada.

Additionally, the Company announced the termination of the License and Cooperation Agreement for cetrorelix for all remaining indications, including endometriosis, with Solvay Pharmaceuticals (Solvay). Æterna Zentaris regained exclusive worldwide (ex-Japan) rights for cetrorelix in all indications, without any financial compensation payable to Solvay.  Cetrorelix was no longer a priority for Solvay as it shifted its focus to newly defined therapeutic areas as a result of the acquisition of Fournier Pharma, which was announced in March 2005.  Æterna Zentaris now has full rights (ex-Japan) to cetrorelix and is conducting an updated, comprehensive strategic analysis to determine the best way to proceed with the development for the endometriosis indication.

Ozarelix – Our partner, Spectrum Pharmaceuticals, presented an abstract outlining detailed Phase 2 BPH results for ozarelix, a fourth-generation LHRH/GnRH antagonist.  Results indicated that ozarelix was well tolerated and demonstrated statistically significant as well as clinically meaningful efficacy in the treatment of lower urinary tract symptoms (LUTS) secondary to BPH. Results also showed no statistically significant impact on quality of life or erectile function. The abstract was presented at the American Urological Association (AUA) Annual Meeting in May 2007.

Furthermore, Spectrum completed enrollment for its Phase 2b trial in BPH being conducted in the U.S. and Canada, and preparation is underway to initiate a Phase 3 program before the end of the year.

Perifosine – At the American Society of Clinical Oncology’s (ASCO) Annual Meeting, the Company’s partner, Keryx Biopharmaceuticals, presented a poster outlining Phase 1 and Phase 2 results for perifosine, an oral anti-cancer signal transduction inhibitor compound, for the treatment of patients with advanced sarcoma. Results of the Phase 1 and Phase 2 studies of perifosine showed an overall clinical benefit rate (CBR) of 52%, which compares favorably with the activity of mTOR inhibitors.

AEZS-108 – Detailed Phase 1 Results for the Company’s targeted cytotoxic LHRH analog, AEZS-108, were reported in female patients with cancers expressing LHRH receptors at the ASCO Annual Meeting.  Evidence of anti-tumor activity was found at 160 mg/m2 or 267 mg/m2 doses of AEZS-108, where 7 of 13 patients showed signs of tumor response, including 3 patients with complete or partial responses.  A Phase 2 trial in endometrial and ovarian cancers is expected to be initiated before year end.

Consolidated Results of Operations

For the quarter and six-month period ended June 30, 2006, previously consolidated revenues and expenses of Atrium Biotechnologies Inc., now Atrium Innovations (Atrium), representing the former Active Ingredients & Specialty Chemicals Segment as well as the Health & Nutrition Segment, have been reclassified as discontinued operations.

The following table sets forth certain Canadian GAAP consolidated financial data in thousands of US dollars, except per share data.

	Quarters ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
	$	$	$	$
Revenues
Sales and royalties	8,231	5,217	16,152	11,790
License fees	3,852	4,156	5,764	6,328
Other	145	10	262	13
	12,228	9,383	22,178	18,131

Operating expenses
Cost of sales	3,196	1,404	6,659	4,046
Research and development (R&D) costs, net of tax credits and grants	8,015	7,262	16,199	14,066
Selling, general and administrative (SG&A)	4,672	4,515	9,768	8,360
Depreciation and amortization (D&A)	1,491	1,653	2,955	3,216
	17,374	14,834	35,581	29,688
Loss from operations	(5,146)	(5,451)	(13,403)	(11,557)

Other revenues (expenses)	(441)	137	171	(837)
Income tax recovery	741	884	3,276	2,063
Net loss from continuing operations	(4,846)	(4,430)	(9,956)	(10,331)
Net earnings from discontinued operations	—	2,868	—	6,189
Net loss for the period	(4,846)	(1,562)	(9,956)	(4,142)

Net loss per share from continuing operations
Basic and diluted	(0.09)	(0.08)	(0.19)	(0.20)

Net loss per share
Basic and diluted	(0.09)	(0.03)	(0.19)	(0.08)

Consolidated Revenues

Consolidated revenues are derived from sales and royalties as well as license fees. Sales are derived from Cetrotide® (cetrorelix), Impavido® (miltefosine), reagents and active pharmaceutical ingredients. Royalties are derived from Cetrotide® (cetrorelix), sold by Merck Serono in reproductive health assistance for in vitro fertilization. Furthermore, license fees are derived from non-periodic milestone payments, R&D contract fees and amortization of upfront payments received to date from our licensing partners.

Sales and royalties increased to $8.2 million for the quarter ended June 30, 2007 compared to $5.2 million for the same period in 2006. The increase in sales and royalties is mainly related to increased sales of Impavido® related to an order placed by the Indian government as well as increased sales of Cetrotide®.

License fees revenues slightly decreased to $3.9 million for the quarter ended June 30, 2007 compared to $4.2 million for the same period in 2006. The quarter ended June 30, 2007 was positively affected by a non-cash deferred revenue of $1.7 million related to the termination of the License and Cooperation Agreement for cetrorelix for all remaining indications, including endometriosis, with Solvay Pharmaceuticals. During the comparative period in 2006, we had recorded more than $2 million in milestone payments for the approval of Cetrotide® for in vitro fertilization in Japan.

Consolidated revenues for the six-month period ended June 30, 2007 were $22.2 million compared to $18.1 million for the same period in 2006. The increase in consolidated revenues is mainly attributed to increased sales of both Cetrotide® and Impavido®.

Consolidated Operating Expenses

Consolidated cost of sales increased to $3.2 million for the quarter ended June 30, 2007 compared to $1.4 million for the same period in 2006. Consolidated cost of sales for the six-month period ended June 30, 2007 was $6.7 million compared to $4 million for the same period in 2006. The increase in cost of sales is directly related to increased sales of Cetrotide® and Impavido®.

Consolidated R&D costs, net of tax credits and grants (R&D) were $8 million for the quarter ended June 30, 2007 compared to $7.3 million for the same period in 2006. Consolidated R&D costs, net of tax credits and grants were $16.2 million for the six-month period ended June 30, 2007 compared to $14.1 million for the same period in 2006.  The increase in R&D expense is related to the additional expenses incurred with respect to the Phase 3 program with cetrorelix in BPH, as well as further advancement of targeted, earlier clinical-stage development programs.

Consolidated selling, general and administrative (SG&A) expenses were $4.7 million for the quarter ended June 30, 2007 compared to $4.5 million for the same period in 2006.

For the six-month period ended June 30, 2007, consolidated SG&A expenses were $9.8 million compared to $8.4 million for the same period in 2006. The increase in SG&A expenses during the six-month period ended June 30, 2007 is due to additional expenses related to the hiring of the Company’s new President and Chief Executive Officer (CEO), David J. Mazzo, Ph. D., as well as other key members to the management team.

Consolidated loss from operations decreased to $5.1 million for the quarter ended June 30, 2007 compared to $5.5 million for the same period in 2006. The decrease in loss from operations is attributable to increased sales of Cetrotide® and Impavido® partly offset by additional expenses in R&D.

Consolidated loss from operations for the six-month period ended June 30, 2007 was $13.4 million compared to $11.6 million for the same period in 2006. The variation is attributable to increased R&D and SG&A expenses, partly offset by additional revenues from increased sales of Cetrotide® and Impavido®.

Consolidated other expenses for the quarter ended June 30, 2007 were $0.4 million, mainly related to foreign exchange loss. For the same period in 2006, other revenues were recorded amounting to $0.1 million.

Consolidated other revenues for the six-month period ended June 30, 2007 were $0.2 million. For the same period in 2006, we recorded consolidated other expenses amounting to $0.8 million related to financial charges attributed to convertible term loans. These loans were converted into common shares during the quarter ended March 31, 2006.

Consolidated income tax recovery for the quarter ended June 30, 2007 was $0.7 million compared to $0.9 million for the same period in 2006.

Consolidated income tax recovery for the six-month period ended June 30, 2007 was $3.3 million compared to $2.1 million for the same period in 2006.  The increase in the income tax recovery for the six-month period ended June 30, 2007 is mainly attributable to higher future income taxes related to taxable losses in jurisdictions where it is more likely than not that we will recover such losses.

Net loss from continuing operations for the quarter ended June 30, 2007 was $4.8 million compared to $4.4 million for the same period in 2006. This increase is attributable to a combination of higher R&D expenses and to the foreign exchange loss recorded during the quarter ended June 30, 2007, partly offset by increased revenues.

Net loss from continuing operations for the six-month period ended June 30, 2007 was $10 million compared to $10.3 million for the same period in 2006. This decrease is attributable to higher income tax recovery and lower interest expense recorded in the first six months of 2007, partly offset by increased loss from operations.

Net earnings from discontinued operations recorded in the quarter and for the six-month period ended June 30, 2006 were completely attributable to our former subsidiary, Atrium, which operations were excluded from consolidation effective on October 18, 2006.

Discontinued operations include the following items:

	Quarter ended June 30,	Six months ended June 30,
(in thousands of US dollars)	2006	2006
	$	$
Revenues	74,283	150,292

Earnings before the following items:	8,783	17,788

Income tax expense	(2,566)	(4,636)
Loss on dilution of investments	(81)	(135)

Earnings before non-controlling interest	6,136	13,017
Non-controlling interest	(3,268)	(6,828)

Net earnings from discontinued operations	2,868	6,189

Net earnings per share from discontinued operations
Basic and diluted	0.05	0.12

Consolidated net loss for the quarter ended June 30, 2007 was $4.8 million or $0.09 per basic and diluted share, compared to $1.6 million or $0.03 per basic and diluted share for the same period in 2006. For the six-month period ended June 30, 2007, consolidated net loss was $10 million or $0.19 per basic and diluted share, compared to $4.1 million or $0.08 per basic and diluted share for the same period in 2006.

The increase in consolidated net loss for the quarter and for the six-month period ended June 30, 2007, is attributable to the completion of the distribution of Atrium to our shareholders on January 2, 2007. Net earnings from discontinued operations for the second quarter and six-month period ended June 30, 2006 were nearly $2.9 million and $6.2 million, respectively.

The weighted average number of shares outstanding used to calculate the basic and diluted net loss per share for the quarter ended June 30, 2007 was 53.2 million shares compared to 52.7 million shares for the same period in 2006. For the six-month periods ended June 30, 2007 and 2006, the weighted average number of shares outstanding used to calculate the basic and diluted net loss per share was 53.2 million shares and 52.1 million shares respectively. These increases reflect the issuance of Common Shares following the conversion of the convertible term loans in February 2006, the acquisition of a patent, as well as the exercise of stock options over the last 12 months.

Total Consolidated Assets and Long-Term Liabilities

	As at June 30,	As at December 31,
CONSOLIDATED BALANCE SHEET DATA	2007	2006
(in thousands of US dollars)	$	$

Total assets	135,495	223,491
Long-term liabilities	15,389	28,302

The decrease in total assets and in long-term liabilities is mainly attributable to the special distribution to our shareholders of our long-term investment in Atrium, effective on January 2, 2007.

Critical Accounting Policies and Estimates

There have been no significant changes in Æterna Zentaris’ accounting policies and estimates since December 31, 2006, with the exception of the application of new accounting standards as described below. Please refer to the corresponding section in our 2006 Annual Report for a complete description of our critical accounting policies and estimates. Access to a summary of differences between Canadian and US GAAP is referenced in Note 24 of our annual 2006 financial statements.

New Accounting Standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3865 “Hedges”, section 1530 “Comprehensive Income” and Section 3251 “Equity”.

Sections 3855, 3865 and 1530 have been adopted by the Company on January 1, 2007. Adoption of these standards did not have any material impact on the Company’s consolidated balance sheet as described in note 2 of our interim consolidated financial statements for the second quarter ended June 30, 2007.

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes”. This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this Section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below. The adoption of this Section had no further effects on the financial statements for the three and six-month periods ended June 30, 2007.

Impact of Accounting Pronouncements Not Yet Adopted

The CICA issued Section 1535, “Capital Disclosures”, Section 3862, “Financial Instruments – Disclosures”, Section 3863, “Financial Instruments – Presentation” which replace Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3031, “Inventories” which will replace existing Section 3030. The new Sections are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of these new standards. Please refer to the note 2 of our interim consolidated financial statements for the second quarter ended June 30, 2007 for a complete description of these new standards.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

Our cash and short-term investments position reached $51.5 million as of June 30, 2007, compared to $61 million as of December 31, 2006. We believe that these liquidities will be adequate to meet operating cash requirements for the foreseeable future. However, acquisition of complementary businesses or additional investments in our product portfolio may require additional financing.

The variation of our liquidity by activities is explained below, not considering any cash flows used or provided by discontinued operations in the comparative period.

Operating Activities

Cash flows used by our continuing operating activities were $6.6 million for the quarter ended June 30, 2007 compared to $3.8 million during the same period in 2006. The amount of license revenues recorded for the quarter ended June 30, 2007 included $1.7 million of non-cash revenue from the termination of our collaboration agreement with Solvay Pharmaceuticals. This, with the change in non-cash operating working capital items contributed, to increase our cash outﬂows for the quarter ended June 30, 2007 compared to the same quarter in 2006.

For the six-month period ended June 30, 2007, cash flows used by our continuing operating activities were $12.2 million compared to $7.6 million during the same period in 2006. This increase in the cash outflows was primarily attributable to additional spending in R&D and higher SG&A, as well as non cash-license revenue of $1.7 million recorded in the six-month period ended June 30, 2007. The additional cash outflow is also attributable to the change in non-cash operating working capital items. We expect cash flows used by our operating activities to increase in the next quarters of 2007 compared to the first two quarters of 2007.

Financing Activities

Cash flows used in continuing financing activities for the quarter ended June 30, 2007 were $0.8 million compared to $0.7 million during the same period of 2006. For the six-month period ended June 30, 2007, cash flows used in continuing financing activities were $0.7 million compared to $0.8 million for the same period in 2006. These funds were mostly used for debt reimbursement.

Investing Activities

Cash flows used in continuing investing activities (excluding the change in short-term investments) were $0.5 million for the quarter ended June 30, 2007 compared to $0.8 million for the same period in 2006. For the six-month period ended June 30, 2007, cash flows used in continuing investing activities (excluding the change in short-term investments) were $0.9 million compared to $1.2 million for the same period in 2006. Cash flows were mainly used for the purchase of property, plant and equipment and were partly offset during the second quarter of 2007 by proceeds from the sale of manufacturing equipment mainly related to terminated R&D project.

Contractual Obligations

We have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations:

	Payments due by period
(in thousands of US dollars)	Total	2007	2008-2010	2011-2012	2013 and beyond
Unaudited	$	$	$	$	$

Long-term debt	726	16	710	—	—
Operating leases	14,172	1,391	5,867	3,457	3,457
Commercial commitments	13,563	4,236	5,459	2,526	1,342
Total contractual cash obligations	28,461	5,643	12,036	5,983	4,799

Outstanding Share Data

As of August 13, 2007, there were 53,179,470 common shares issued and outstanding and there were 4,315,092 stock options outstanding.

Quarterly Summary Financial Information

(in thousands of US dollars, except per share data)

	Quarters ended
Unaudited	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
	$	$	$	$

Revenues	12,228	9,950	12,631	10,630
Loss from operations	(5,146)	(8,257)	(6,794)	(5,756)
Net earnings (loss) from continuing operations	(4,846)	(5,110)	22,300	(4,669)
Net earnings (loss)	(4,846)	(5,110)	39,101	(1,569)
Net earnings (loss) per share from continuing operations
Basic and diluted	(0.09)	(0.10)	0.42	(0.09)
Net earnings (loss) per share
Basic and diluted	(0.09)	(0.10)	0.74	(0.03)

	Quarters ended
	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
	$	$	$	$

Revenues	9,383	8,748	14,273	9,023
Loss from operations	(5,451)	(6,106)	(1,988)	(4,358)
Net loss from continuing operations	(4,430)	(5,901)	(3,519)	(5,416)
Net earnings (loss)	(1,562)	(2,580)	936	(3,759)
Net loss per share from continuing operations
Basic and diluted	(0.08)	(0.12)	(0.08)	(0.12)
Net earnings (loss) per share
Basic and diluted	(0.03)	(0.05)	0.02	(0.08)

Note:                 Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.

Outlook for the remainder of 2007

We expect Cetrotide® (cetrorelix) to continue to generate a significant part of our sales and royalties.

We expect to benefit from the support of our existing partners and remain focused on and committed to aggressively advancing our pipeline.

We expect R&D expenses to continue to increase throughout the remainder of 2007, primarily due to the continuation of our Phase 3 clinical development program with cetrorelix in BPH as well as the emphasis on clinical development of targeted earlier clinical-stage product candidates.

We believe that with the revenues generated by our marketed products and our current cash level, we remain in a secure financial position to continue to advance our product development pipeline, focusing on our lead product candidates and targeted, earlier clinical-stage programs with high potential.

Financial and Other Instruments

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the quarter ended June 30, 2007, there were no significant operations using forward-exchange contracts and no significant forward-exchange contract is outstanding as of today.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates with regard to our short-term investments.

Related Party Transactions and Off-Balance Sheet Arrangements

There were no related party transactions and no off-balance sheet arrangements included in the financial statements. As of June 30, 2007, we did not have interests in any variable interest entities.

Risk Factors and Uncertainties

There has been no significant change in the risk factors and uncertainties facing Æterna Zentaris, as described in the Company’s 2006 annual MD&A.

Continuous Disclosure

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a Proxy Circular, an Annual Information Form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aeternazentaris.com, www.sedar.com and www.sec.gov/edgar.shtml.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward-Looking Statements

This document contains forward-looking statements, which reflect the Company’s current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

The forward-looking statements involve risks and uncertainties. Results or performances may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

On behalf of management,

Dennis Turpin, CA

Senior Vice President and Chief Financial Officer

August 13, 2007

Æterna Zentaris Inc.

Interim Consolidated Balance Sheets

(expressed in thousands of US dollars)

	As at	As at
	June 30,	December 31,
Unaudited	2007	2006
	$	$
ASSETS

Current assets
Cash and cash equivalents	9,084	9,356
Short-term investments	42,416	51,663
Accounts receivable
Trade	6,416	7,035
Other	4,426	2,737
Income taxes	66	941
Inventory	4,944	5,367
Prepaid expenses and other deferred charges	2,972	2,671
Future income tax assets	1,362	21,953
	71,686	101,723

Investment in an affiliated company (note 3)	—	57,128
Property, plant and equipment	13,731	13,432
Deferred charges and other long-term assets	1,089	1,354
Intangible assets	37,907	39,106
Goodwill	11,082	10,748
	135,495	223,491

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	9,893	10,021
Deferred revenues	5,083	5,570
Current portion of long-term debt	726	719
Future income tax liabilities	1,940	—
	17,642	16,310

Deferred revenues	4,781	8,468
Long-term debt	—	704
Employee future benefits (note 4)	8,648	8,167
Future income tax liabilities	1,960	10,963
	33,031	44,612

SHAREHOLDERS’ EQUITY

Share capital (note 5)	30,538	168,466
Other capital (note 5)	77,226	6,226
Deficit	(20,657)	(10,114)
Accumulated other comprehensive income	15,357	14,301
	102,464	178,879
	135,495	223,491

The accompanying notes are an integral part of these interim consolidated financial statements

Approved by the Board of Directors

Éric Dupont, PhD	Gérard Limoges, FCA
Director	Director

Æterna Zentaris Inc.

Interim Consolidated Statements of Operations

For the periods ended June 30, 2007 and 2006

(expressed in thousands of US dollars, except share and per share data)

	Quarters ended June 30,		Six months ended June 30,
Unaudited	2007	2006	2007	2006
	$	$	$	$

Revenues	12,228	9,383	22,178	18,131

Operating expenses
Cost of sales	3,196	1,404	6,659	4,046
Research and development costs, net of tax credits and grants	8,015	7,262	16,199	14,066
Selling, general and administrative	4,672	4,515	9,768	8,360
Depreciation and amortization
Property, plant and equipment	410	482	811	921
Intangible assets	1,081	1,171	2,144	2,295
	17,374	14,834	35,581	29,688
Loss from operations	(5,146)	(5,451)	(13,403)	(11,557)

Other revenues (expenses)
Interest income	305	282	878	510
Interest expense	(53)	(19)	(54)	(1,262)
Foreign exchange loss	(693)	(126)	(653)	(85)
Loss before income taxes	(5,587)	(5,314)	(13,232)	(12,394)
Income tax recovery	741	884	3,276	2,063
Net loss from continuing operations	(4,846)	(4,430)	(9,956)	(10,331)
Net earnings from discontinued operations (note 3)	—	2,868	—	6,189
Net loss for the period	(4,846)	(1,562)	(9,956)	(4,142)

Net loss per share from continuing operations
Basic and diluted	(0.09)	(0.08)	(0.19)	(0.20)

Net loss per share
Basic and diluted	(0.09)	(0.03)	(0.19)	(0.08)

Weighted average number of shares outstanding (note 6)
Basic and diluted	53,179,470	52,682,969	53,179,470	52,098,582

The accompanying notes are an integral part of these interim consolidated financial statements

Æterna Zentaris Inc.

Interim Consolidated Statements of Deficit, Comprehensive Loss (income)

and Accumulated Other Comprehensive Income

For the periods ended June 30, 2007 and 2006

(expressed in thousands of US dollars)

Deficit

	Six months ended June 30,
Unaudited	2007	2006
	$	$

Balance - Beginning of period	10,114	43,224
Adjustment related to the implementation of new accounting standards (note 2)	587	—
Loss on settlement of the equity portion of convertible term loans	—	280
Net loss for the period	9,956	4,142

Balance - End of period	20,657	47,646

Comprehensive loss (income)

	Quarters ended June 30,		Six months ended June 30,
Unaudited	2007	2006	2007	2006
	$	$	$	$

Net loss for the period	4,846	1,562	9,956	4,142
Foreign currency translation adjustment	(5,891)	(5,997)	(6,889)	(5,414)
Variation in the fair value of short-term investments, net of income taxes	144	—	168	—

Comprehensive loss (income)	(901)	(4,435)	3,235	(1,272)

Accumulated Other Comprehensive Income

	Quarters ended June 30,		Six months ended June 30,
Unaudited	2007	2006	2007	2006
	$	$	$	$
Balance - Beginning of period	9,610	11,354	14,301	11,937
Adjustment related to the implementation of new accounting standards (note 2)	—	—	(41)	—
Distribution of Atrium Shares (note 3)	—	—	(5,624)	—
Foreign currency translation adjustment	5,891	5,997	6,889	5,414
Variation in the fair value of short-term investments, net of income taxes	(144)	—	(168)	—

Balance - End of period	15,357	17,351	15,357	17,351

Consisting of the following:
Foreign currency translation adjustment			15,566	17,351
Unrealized losses on investments (1)			(209)	—

Accumulated Other Comprenhensive Income			15,357	17,351

(1) Unrealized losses on available for sale investments as of June 30, 2007 include $209 of aggregate losses.

Total of Deficit and Accumulated Other Comprehensive Income

(5,300)	(30,295)

The accompanying notes are an integral part of these interim consolidated financial statements

Æterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the periods ended June 30, 2007 and 2006

(expressed in thousands of US dollars)

	Quarters ended June 30,		Six months ended June 30,
Unaudited	2007	2006	2007	2006
	$	$	$	$
Cash flows from operating activities

Net loss for the period	(4,846)	(1,562)	(9,956)	(4,142)
Net earnings from discontinued operations	—	(2,868)	—	(6,189)
Net loss from continuing operations	(4,846)	(4,430)	(9,956)	(10,331)
Items not affecting cash and cash equivalents
Depreciation and amortization	1,491	1,653	2,955	3,216
Stock-based compensation costs	527	563	981	1,115
Future income taxes	(781)	(1,042)	(3,157)	(2,231)
Employee future benefits	165	103	291	238
Deferred charges	252	(134)	366	(50)
Deferred revenues	(3,040)	(1,240)	(4,423)	(2,441)
Accretion on long-term borrowings	53	—	53	1,227
Foreign exchange loss (gain) on long-term items denominated in foreign currency	523	(27)	503	(97)
Change in non-cash operating working capital items (note 4)	(949)	790	152	1,773
Net cash used in continuing operating activities	(6,605)	(3,764)	(12,235)	(7,581)
Net cash provided by discontinued operating activities	—	15,564	—	16,079
Net cash provided by (used in) operating activities	(6,605)	11,800	(12,235)	8,498

Cash flows from financing activities

Repayment of long-term debt	(759)	(726)	(767)	(734)
Issuance of shares pursuant to the exercise of stock options	—	12	18	44
Share issue expenses	—	(10)	—	(112)
Net cash used in continuing financing activities	(759)	(724)	(749)	(802)
Net cash used in discontinued financing activities	—	(5,078)	—	(6,244)
Net cash used in financing activities	(759)	(5,802)	(749)	(7,046)

Cash flows from investing activities

Purchase of short-term investments	(3,282)	(1,990)	(5,846)	(6,233)
Proceeds from the sale of short-term investments	13,014	4,157	18,876	10,427
Purchase of property, plant and equipment	(1,101)	(812)	(1,456)	(1,208)
Proceeds for the sale of property, plant and equipment	612	—	612	—
Acquisition of amortizable intangible assets	(19)	7	(27)	2
Net cash provided by continuing investing activities	9,224	1,362	12,159	2,988
Net cash used in discontinued investing activities	—	(5,563)	—	(5,141)
Net cash provided by (used in) investing activities	9,224	(4,201)	12,159	(2,153)

Effect of exchange rate changes on cash and cash equivalents	497	1,012	553	1,329
Net change in cash and cash equivalents	2,357	2,809	(272)	628
Cash and cash equivalents - Beginning of period	6,727	25,086	9,356	27,267
Cash and cash equivalents - End of period	9,084	27,895	9,084	27,895

Cash and cash equivalents related to:
Continuing operations	9,084	8,261	9,084	8,261
Discontinued operations	—	19,634	—	19,634
	9,084	27,895	9,084	27,895

The accompanying notes are an integral part of these interim consolidated financial statements

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the periods ended June 30, 2007 and 2006

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

Unaudited

1  Basis of presentation

These interim financial statements as at June 30, 2007 and for the periods ended June 30, 2007 and 2006 are unaudited.  They have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial information.  In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company’s most recent annual consolidated financial statements with the exception of the application of new accounting standards as described in note 2 hereunder. All disclosures required for annual financial statements have not been included in these financial statements.  These consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2  New accounting standards

Financial instruments

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 “Financial Instruments – Recognition and measurement”, section 3865 “Hedges”, section 1530 “Comprehensive Income” and section 3251 “Equity”.

Section 3855 expands on section 3860 “Financial Instruments – Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosure is necessary when it is applied.

Section 1530 “Comprehensive Income” introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250 “Surplus” has been revised as Section 3251 “Equity”.

Sections 1530, 3251, 3855 and 3865 were adopted by the Company on January 1, 2007.

Recognition of financial assets and liabilities

Short-term investments

The short-term investments are classified as available-for-sale investments. The Company recognizes transactions on the settlement date.

These investments are recognized at fair value. Unrealized gains and losses are recognized, net of income taxes, if any, in “Accumulated other comprehensive income”. Upon the disposal or impairment of these investments, these gains or losses are reclassified in the consolidated statement of operations.

A difference of $41,000 between the carrying amount and the fair value of investments classified as available-for-sale is recognized as an adjustment to the opening balance of “Accumulated other comprehensive income”, net of income taxes.

Effective interest rate method

Premiums and discounts on short-term investments and long-term debt are accounted for using the effective interest rate method.

The impact of the use of the effective interest rate method is an expense amounting to $587,000 recognized as an adjustment to the opening balance of deficit, net of income taxes.

Transition

The recognition, derecognition and measurement methods used as well as the hedge accounting policies used to prepare the consolidated financial statements of periods prior to the effective date of the new standards were unchanged and, therefore those financial statements have not been restated.

Accounting changes

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes”. This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below The adoption of this Section had no further effects on the financial statements for the quarter and six-month period ended June 30, 2007.

2  New accounting standards

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Capital Disclosure

The CICA issued Section 1535, “Capital Disclosures”. This standard establishes guidelines for disclosure of information regarding an entity’s capital which will enable users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

Financial Instruments – Disclosures and Financial Instruments - Presentation

The CICA issued Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861, “Financial Instruments – Disclosure and Presentation”  The new disclosure standard requires the disclosure of additional detail of financial asset and liability categories as well as a detailed discussion on the risks associated with the company’s financial instruments. This standard harmonizes disclosures with International Financial Reporting Standards (“IFRS”). The presentation requirements are carried forward unchanged. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

Inventories

The CICA issued Section 3031, “Inventories” which will replace existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new Section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

3  Completion of the Special Distribution of the remaining interest in Atrium Biotechnologies Inc. (now Atrium Innovations Inc.)

On December 15, 2006, the Company’s shareholders approved a reduction in the stated capital of the Company in an amount equal to the fair market value of its remaining interest in Atrium for the purpose of effecting a special distribution in kind of all 11,052,996 Subordinate Voting Shares of Atrium held by the Company. On January 2, 2007, Æterna Zentaris’ shareholders received approximately 0.2079 of an Atrium Subordinate Voting Share for each one of their common shares.

This special distribution has been accounted for as a nonreciprocal transfer to shareholders measured at the carrying value of the investment in Atrium on the date of the distribution. As the special distribution is considered as a taxable transaction for the Company and treated as a reduction of the stated capital for tax purposes, the share capital of the Company has been reduced by the fair value of the Atrium shares distributed ($137,959,000), the long-term investment in Atrium ($57,128,000) has been removed from the balance sheet and the difference, taking into account the related income taxes ($16,423,000) and cumulative translation adjustment ($5,624,000), has been recorded as Other Capital ($70,032,000).

For the quarter and six-month periods ended June 30, 2006, previously consolidated revenues and expenses of Atrium, representing the former Active Ingredients & Specialty Chemicals Segment as well as the Health & Nutrition Segment, have been reclassified from continuing operations to discontinued operations.

	Quarter ended June 30,	Six months ended June 30,
	2006	2006
	$	$

Revenues	74,283	150,292

Earnings before the following items	8,783	17,788

Income tax expense	(2,566)	(4,636)
Loss on dilution of investments	(81)	(135)

Earnings before non-controlling interest	6,136	13,017

Non-controlling interest	(3,268)	(6,828)

Net earnings from discontinued operations	2,868	6,189

Net earnings per share from discontinued operations Basic and diluted	0.05	0.12

4  Statements of cash flows and additional information

	Quarters ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
	$	$	$	$
Change in non-cash operating working capital items
Accounts receivable	(901)	1,467	(443)	2,115
Inventory	324	(408)	559	(190)
Prepaid expenses	(107)	10	(279)	(169)
Accounts payable and accrued liabilities	(834)	(948)	(566)	(513)
Income taxes	569	669	881	530
	(949)	790	152	1,773

Interest paid
From continuing operations	—	5	1	8
From discontinued operations	—	4,095	—	5,801
Income taxes paid (recovered)
From continuing operations	(1,011)	(631)	(1,002)	(481)
From discontinued operations	—	2,095	—	3,905

Employee future benefit expense for defined benefit plans	178	143	318	267

5  Share capital

Authorized

Unlimited number of shares of the following classes:

Common: Voting and participating, one vote per share

Preferred: First and second ranking, issuable in series, with rights and privileges specific to each class

Issued
Common Shares	Number	Amount	Other Capital
		$	$
Balance - December 31, 2005	46,139,814	130,344	10,474

Conversion of convertible term loans	6,955,088	37,786	(6,339)

Issued pursuant to the stock option plan
For cash	22,000	81	—
Ascribed value from Other Capital	—	29	(29)

Issued pursuant to the acquisition of a patent from a senior officer	28,779	175	—

Issued pursuant to the contingent consideration related to the acquisition of Echelon Biosciences Inc.	23,789	163	—

Share issue expenses	—	(112)	—

Stock based compensation costs	—	—	2,120

Balance - December 31, 2006	53,169,470	168,466	6,226

Issued pursuant to the stock option plan
For cash	10,000	18	—
Ascribed value from Other Capital	—	13	(13)

Reduction of the stated capital (note 3)	—	(137,959)	70,032

Stock based compensation costs	—	—	981

Balance - June 30, 2007	53,179,470	30,538	77,226

6  Net loss per share

The following table sets forth the computation of basic and diluted net loss per share:

	Quarters ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
	$	$	$	$
Net loss from continuing operations	(4,846)	(4,430)	(9,956)	(10,331)

Net earnings from discontinued operations	—	2,868	—	6,189

Impact of assumed conversion of dilutive stock options in a former subsidiary	—	(288)	—	(568)

Net earnings from discontinued operations, adjusted for dilution effect	—	2,580	—	5,621

Net loss, adjusted for dilution effect	(4,846)	(1,850)	(9,956)	(4,710)

	Quarters ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Basic weighted average number of shares outstanding	53,179,470	52,682,969	53,179,470	52,098,582

Effect of dilutive stock options	575,423	578,959	982,738	553,227

Diluted weighted average number of shares outstanding	53,754,893	53,261,928	54,162,208	52,651,809

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect.

	Quarters ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Stock options	2,489,335	1,863,833	1,750,944	1,887,245
Common shares which would be issued following the conversion of the convertible term loans	—	—	—	776,237

For the quarters and the six-month periods ended June 30, 2007 and 2006, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

7  Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: August 15, 2007	By:	/s/Mario Paradis
Mario Paradis
Senior Vice President, Administrative and
Legal Affairs and Corporate Secretary